UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

_____________________

Cardiogenesis Corporation

(Name of Subject Company (Issuer))

CL Falcon, Inc.

a wholly-owned subsidiary of

(Offeror)

CryoLife, Inc.

(Parent of Offeror)

(Names of Filing Persons)

_____________________

Common Stock, No Par Value Per Share
(Title of Class of Securities)

14159W-10-9
(CUSIP Number of Class of Securities)

Jeffrey W. Burris, Esq.

Vice President and General Counsel

CryoLife, Inc.

1655 Roberts Boulevard, NW

Kennesaw, Georgia  30144

(770) 419-3355

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

_____________________

Copies to:
B. Joseph Alley, Jr., Esq. Arnall Golden Gregory LLP 171 17th Street, NW, Suite 2100 Atlanta, Georgia 30363-1031 (404) 873-8500

_____________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$24,902,247	$2,891.16

*      Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount is determined by multiplying 52,425,784 shares of Cardiogenesis Corporation (“Cardiogenesis”) common stock (representing the number of shares, including shares of common stock outstanding, options and warrants) by $0.457 per share, which is the offer price.

**    The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act and Fee Rate Advisory # 5 for fiscal 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨☐

This Tender Offer Statement on Schedule TO is filed by CryoLife, Inc., a Florida corporation (“CryoLife”), and CL Falcon, Inc., a Florida corporation and a wholly-owned subsidiary of CryoLife (“Offeror”). This Schedule TO relates to the offer (the “Offer”) by Offeror to purchase all of the outstanding shares of common stock, no par value per share (the “Cardiogenesis Shares”), of Cardiogenesis Corporation, a California corporation (“Cardiogenesis”), at a purchase price of $0.457 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2011(which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (the Letter of Transmittal, together with the Offer to Purchase, constitute the “Offer”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Offeror and Cardiogenesis (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.     SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

(a)  The subject company and issuer of the securities subject to the Offer is Cardiogenesis Corporation, a California corporation. Its principal executive offices are located at 11 Musick, Irvine, California 92618 and its telephone number is (949) 420-1800.

(b)  Cardiogenesis has advised CryoLife and Offeror that, as of March 25, 2011, there were 46,638,421 shares of Cardiogenesis common stock, no par value, issued and outstanding.

(c)  The information concerning the principal market in which the Cardiogenesis Shares are traded and certain high and low sales prices for the Cardiogenesis Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of Cardiogenesis’ Common Stock and Dividends” and is incorporated in this Schedule TO by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c)  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet – Who are the companies involved in the Offer and Merger?” and in Annex A “Information Concerning CryoLife, Inc., CL Falcon, Inc. and Directors and Executive Officers of CryoLife, Inc. and CL Falcon, Inc.” is incorporated in this Schedule TO by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii)  The information set forth in the introduction to the Offer to Purchase, in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Transaction,” “The Merger Agreement,” and “Material U.S. Federal Income Tax Consequences,” and in the Letter of Transmittal is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi)  Not applicable.

(a)(2)(i)-(v), (vii)  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Transaction,” “Material U.S. Federal Income Tax Consequences,” and “The Merger Agreement” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b)  The information set forth in the sections of the Offer to Purchase entitled “The Transaction — Support Agreement,” “The Transaction — Chronology of the Transaction,” “The Transaction — Interests of Certain Persons — Employment Agreements” and “The Merger Agreement” is incorporated in this Schedule TO by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7)  The information set forth in the introduction to the Offer to Purchase and in the sections of the Offer to Purchase entitled “The Transaction — Purpose of the Offer and the Merger; Plans for Cardiogenesis after the Transaction” and “The Transaction — Possible Effects of the Offer on the Market for the Shares; OTCQB Listing; Exchange Act Registration and Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2)  Not applicable.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b)  The information set forth in the section of the Offer to Purchase entitled “The Transaction — Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(d)  Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “The Transaction — Relationships Between Cardiogenesis and CryoLife” is incorporated in this Schedule TO by reference.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  The information set forth in the sections of the Offer to Purchase entitled “The Transaction — Support Agreement,” “The Transaction — Chronology of the Transaction,” and “The Transaction — Interests of Certain Persons — Employment Agreements” is incorporated in this Schedule TO by reference.

ITEM 10.                      FINANCIAL STATEMENTS.

(a), (b)  Not applicable.

ITEM 11.                      ADDITIONAL INFORMATION.

(a)(1)  The information set forth in Annex A to the Offer to Purchase entitled “Information Concerning CryoLife, Inc., CL Falcon, Inc. and Directors and Executive Officers of CryoLife, Inc. and CL Falcon, Inc.” is incorporated in this Schedule TO by reference.

(a)(2), (3)  The information set forth in the section of the Offer to Purchase entitled “The Transaction — Approval of the Merger” and “The Transaction —  State Takeover Statutes” is incorporated in this Schedule TO by reference.

(a)(4)  The information set forth in the section of the Offer to Purchase entitled “The Transaction — Possible Effects of the Offer on the Market for Shares; OTCQB Listing, Exchange Act Registration and Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) Not applicable.

(b)  The information set forth in the Offer to Purchase and in the Letter of Transmittal is incorporated in this Schedule TO by reference.

ITEM 12.                     EXHIBITS.

(a)(1)(A)

Offer to Purchase dated April 5, 2011.

(a)(1)(B)

Form of Letter of Transmittal.

(a)(1)(C)

Form of Notice of Guaranteed Delivery.

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)

Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated March 29, 2011, announcing the execution of the Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).

(a)(5)(B)

Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 5, 2011, announcing the commencement of the Offer.

(a)(5)(C)

Slide Presentation dated March 29, 2011 (incorporated by reference to Exhibit 99.2 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).

(d)(1)

Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 2.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).

(d)(2)

Support Agreement, dated as of March 28, 2011, by and between CryoLife, Inc., and certain shareholders of Cardiogenesis listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Cardiogenesis Corporation’s Current Report on Form 8-K filed on March 29, 2011).

(d)(3)

Mutual Confidential Disclosure Agreement, dated October 6, 2009, by and between Cardiogenesis Corporation and CryoLife, Inc.

(d)(4)

Mutual Confidential Disclosure Agreement, dated September 29, 2010, by and between Cardiogenesis Corporation and CryoLife, Inc.

ITEM 13.                     INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOLIFE, INC.

By:	/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Date:	April 1, 2011

CL FALCON, INC.

By:	/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Vice President, Finance
Date:	April 1, 2011

EXHIBIT INDEX

(a)(1)(A)

Offer to Purchase dated April 5, 2011.

(a)(1)(B)

Form of Letter of Transmittal.

(a)(1)(C)

Form of Notice of Guaranteed Delivery.

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)

Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated March 29, 2011, announcing the execution of the Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).

(a)(5)(B)

Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 5, 2011, announcing the commencement of the Offer.

(a)(5)(C)

Slide Presentation dated March 29, 2011 (incorporated by reference to Exhibit 99.2 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).

(d)(1)

Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 2.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).

(d)(2)

Support Agreement, dated as of March 28, 2011, by and between CryoLife, Inc., and certain shareholders of Cardiogenesis listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Cardiogenesis Corporation’s Current Report on Form 8-K filed on March 29, 2011).

(d)(3)

Mutual Confidential Disclosure Agreement, dated October 6, 2009, by and between Cardiogenesis Corporation and CryoLife, Inc.

(d)(4)

Mutual Confidential Disclosure Agreement, dated September 29, 2010, by and between Cardiogenesis Corporation and CryoLife, Inc.